                          U.S. Securities and Exchange Commission
                                   Washington, D.C. 20449
                                Notice of Exempt Solicitation
                            Submitted pursuant to Rule 14a-6(g)
1. Name of Registrant:

 Clayton Homes, Inc.

2. Name of person relying on exemption:

 Orbis Investment Management Limited

3. Address of person relying on the exemption:

 34 Bermudiana Road, Hamilton HM11 Bermuda

4. Written materials. The following written materials are attached:
 Exhibit 1: Press Release dated July 1, 2003.
 orbisclayh14a6gexh1.htm
 Exhibit 2: Letter from William Gray on behalf of Orbis Investment Management Limited
 orbisclayh14a6gexh2.htm